Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

A Combined AT&T-DirecTV Merger Will Help Bring
Over-the-Top Services to More Americans

Consumers are increasingly using their broadband connections to access over-the-top (OTT) content from companies such as Netflix, Amazon, Google, and Hulu— more than 50 percent of U.S. broadband households use one or more paid OTT video services

For consumers, OTT video is low-cost, ubiquitous, and flexible; thus, it is a highly popular substitute for, as well as a complement to, traditional standalone pay TV services.

The transaction will help us meet consumers’ evolving video preferences and propel the development of new OTT products by:

Expanding Broadband:

•	The combined company commits to:
o	providing FTTP wireline broadband service to 2 million more customer locations; and
o	deploying fixed wireless local loop (“WLL”) technology to bring high-speed broadband to approximately 13 million largely rural customer locations.
•	Widening AT&T’s broadband deployment will make OTT services available to millions of people who currently lack sufficient connectivity to enjoy these services.

Enhancing Services:

•	The combined company’s integrated video, broadband, and mobile operations will better position it to meet consumers’ evolving entertainment preferences on any screen: TV, tablet, smartphone, or PC.
•
In areas where AT&T currently offers wireline IP broadband service, the combined company will, for three years after closing, continue to offer standalone wireline broadband service at reasonable market-based prices, including a service with speeds of at least 6 Mbps down (where feasible) at a 12-month price no greater than $34.95 per month*.

▪	This commitment will guarantee benefits for those customers who want only a broadband service and may choose to consume video through OTT services like Netflix or Hulu
•
New bundled offerings (i.e. Video + Broadband) will allow subscribers to integrate traditional linear video with on-demand and OTT services in ways that create a richer, more flexible and increasingly ubiquitous video experience.

Offering More and Better Content:

•
As a national video provider that also has large-scale wireline and wireless broadband delivery platforms, the combined company will be well-positioned to build on DIRECTV’s longstanding relationships with content providers, including its relationships with sports networks. That will allow the combined company to negotiate for the flexible digital rights required to design and structure new OTT programming services for consumers’ varying needs.

*Provided that the price can be increased by no more than any increase in the Consumer Price Index for All Urban Consumers (CPI-U) for Communications every 12 months starting 12 months following deal close.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.